March 13, 2008

Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated March 13, 2008 of Razor Resources Inc. (File Ref no.: 0-51973) (the "Company") and we are in agreement with the statements made in the first, second, third, and fourth paragraphs on page 2 and 3 therein, but we have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Irving P. Moen

Irving P. Moen